Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (212) 584-5353

Mel Karmazin
Chief Executive Officer and Director
Sirius Satellite Radio, Inc.
1221 Avenue of the Americas
36th Floor
New York, NY 10020

   Re: **Sirius Satellite Radio, Inc.**
       Definitive Schedule 14A
       Filed April 23, 2007
       File No. 0-24710

Dear Mr. Karmazin:

   We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

   In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

   If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

1.   Throughout your compensation discussion and analysis and as to each
        compensation element, please provide an analysis of how you arrived at and why
        you paid each of the particular levels and forms of compensation for the last fiscal
        year to each named executive officer. Include an analysis of, among other things,
        any qualitative and individual performance factors used in determining
        compensation. You state on page 14, for instance, that the "factors considered
        when making individual executive compensation decisions include individual
        contribution and performance, reporting structure, internal pay relationship,
        complexity and importance of roles and responsibilities, leadership and growth
        potential." Therefore, in your compensation discussion and analysis, discuss how
        the committee measured these individual performance and other mentioned
        factors and how the committee's consideration of these factors resulted in the
        amount of each compensation element, base salary, annual bonus, etc., paid to
        each officer. See Item 402(b)(2)(vii) of Regulation S-K.

Roles and Responsibilities, page 12

2.   You state on page 14 that, "[i]n making compensation decisions with respect to
        each element of compensation, the Compensation Committee considers the
        competitive market for executives and compensation levels provided by
        comparable companies." Provide more details regarding how the compensation
        committee considered information regarding the comparable companies'
        compensation in determining the various levels and elements of your executive
        compensation. To the extent that the committee's consideration of the market
        information constitutes benchmarking for purposes of Item 402(b)(2)(xiv) of
        Regulation S-K, please identify the benchmarked companies.

Executive Compensation Practices, page 14

Annual Bonus for Named Executive Officers, page 15

3.   Disclose the company performance targets and threshold levels that must be
        reached for payment to each of the named executive officers. See Item
        402(b)(1)(v) and (2)(v) of Regulation S-K. To the extent that you believe
        disclosure of the targets is not required because it would result in competitive
        harm such that the targets may be omitted under Instruction 4 to Item 402(b) of
        Regulation S-K, provide us in your response letter with a detailed analysis as to
        why the targets should be afforded confidential treatment. Then, in your filing, to
        the extent that you have a sufficient basis to keep the targets confidential, explain
        how difficult it would be for the executive or how likely it would be for the

company to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b) of Regulation S-K. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

4.   To the extent you have available information regarding performance goals and targets for the current fiscal year because you already have established the goals and targets, please include disclosure regarding them in your compensation discussion and analysis. See Instruction 2 to Item 402(b) of Regulation S-K.

5.   You state in the second bulleted point on page 15 that the compensation committee measures "any relevant individual accomplishments to determine the appropriate funding relative to the target bonus." Please expand your description of the role individual accomplishments plays here in increasing or decreasing the bonus pool. Describe more particularly what the committee considers when it applies this "individual accomplishments" step in determining the bonus pool.

Compensation of Our Chief Executive Officer, page 17

6.   We note your separate discussion of Mr. Karmazin's compensation on page 17 and that the summary compensation table on page 19 shows that his compensation is notably higher than the other named executive officers' compensation. Yet it is not apparent as to the reason for his different treatment or whether his circumstances reflect material differences in your policy or decision-making regarding the executives' compensation. Please clarify. See Section II.B.1 of Securities Act Release No. 8732A.

Potential Payments Upon Termination or Change-in-Control, page 22

7.   We note the various arrangements you have with the named executive officers regarding termination and change-in-control payment arrangements. In your compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl Grant
Attorney-Advisor